Exhibit 99.30

Solaris Reports Highest Grades to Date in Second Porphyry Centre Outside Resource at Warintza East, with 301m of 0.65% CuEq from Surface Ending in 31m of 0.76% CuEq

June 1, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce assay results confirming the discovery of a second porphyry center featuring the highest grades to date at Warintza East, with strong mineralization starting from bedrock surface extending to the end of the hole. The new zone is open to the east, west, south and at depth, with follow-up drilling already underway at this important new discovery at the Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with a corresponding image in Figure 1 and results in Tables 1-2.

Highlights

●	Warintza East was discovered in July 2021, with eight drill holes included in the Warintza Central Mineral Resource Estimate (“MRE”)¹ in April 2022. Subsequent drilling has significantly expanded the dimensions of the deposit, with ongoing drilling targeting further mineral resource growth

●	The latest drilling made an important discovery of a second, more intensely-mineralized porphyry center located outside the MRE, approximately 350m south of the original discovery, with assays now confirming the highest grades encountered at Warintza East to date

●	SLSE-28 was collared to the south of the Warintza East drill grid and drilled vertically to the limit of the KD-200 rig, returning 301m of 0.65% CuEq² from bedrock surface at 8m depth to the end of the hole, with the final 31m averaging 0.76% CuEq²

●	Two new platforms were constructed to the east and west, also outside the MRE, with follow-up drill hole SLSE-29 testing the southeast extension up to 200m to the east now completed and SLSE-30 in progress testing the potential to the west

●	SLSE-29 and SLSE-30 were both drilled with KD-200 rigs to allow for the rapid expansion of this emerging zone of near surface, high grade mineralization, with follow-up deeper drilling planned with larger capacity KD-1400 rigs

●	The new zone is wide open and additional follow-up drilling is planned to test the potential for lateral expansion, focusing on vectors to the south and southeast where new step-out platforms are under construction

Mr. Jorge Fierro, Vice President, Exploration, commented, “The discovery of a second, significantly higher grade porphyry center at Warintza East is a welcome surprise in our ongoing mineral resource growth drilling program. This new zone offers the potential to rapidly add near surface, high grade mineralization to the deposit that could contribute to future starter pit growth. Moreover, the zone is wide open with step-out and extension drilling coming soon.”

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Figure 1 – Plan View of Warintza East Drilling Released to Date

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)
SLSE-28	June 1, 2023	8	309	301	0.54	0.02	0.07	0.65
Including		278	309	31	0.68	0.01	0.07	0.76

Notes to table: True widths of the mineralized zone are not known at this time.

Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSE-28	801438	9647864	1162	309	0	-90

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

1.	Refer to Solaris’ technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

2.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

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Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

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Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the new zone is open to the east, west, south and at depth, with follow-up drilling already underway at this important new discovery within the Warintza Project, subsequent drilling has significantly expanded the dimensions of the deposit, with ongoing drilling targeting further resource growth, SLSE-29 and SLSE-30 were both drilled with KD-200 rigs to allow for the rapid expansion of this emerging zone of near surface, high grade mineralization, with follow-up deeper drilling planned with larger capacity KD-1400 rigs, the new zone is wide open and additional follow-up drilling is planned to test the potential for lateral expansion, focusing on vectors to the south and southeast where new step-out platforms are under construction, the new zone offers the potential to rapidly add near surface, high grade mineralization to the deposit that could contribute to future starter pit growth, and the zone is wide open with step-out and extension drilling coming soon. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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